FEDERATED FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

March 13, 2014

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Federated Funds (“Funds”)

Fidelity Bond

Co-Registrant Filing

Dear Sir or Madam:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, the executed the executed National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond of the above-referenced Funds is hereby electronically transmitted.

If you have any questions regarding this filing, please contact Alice Helscher at (412) 288-1202.

Very truly yours,

/s/ John A. Barrett

John A. Barrett

Insurance Risk Manager

Enclosures